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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. *)


                         Integramed America, Inc.
                              (Name of Issuer)

                               Common Stock

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                    (Title of Class of Securities)

                                45810N10
                              (CUSIP Number)

                              Eric M. Sippel, Esq.
                    c/o SHARTSIS, FRIESE & GINSBURG LLP
                     One Maritime Plaza, 18th Floor
                    San Francisco, California  94111
                              (415) 421-6500


------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              August 15, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement
/   /.  (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 45810N10                           Page 2 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     London Merchant Securities plc
------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)       /*/
          (b)       / /
------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    / /
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
        SHARES                -0-
     BENEFICIALLY        -----------------------------------------
       OWNED BY          8    SHARED VOTING POWER
        EACH                  850,000
      REPORTING          -----------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              850,000
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     850,000
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                           / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.9%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     00
------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 45810N10                           Page 3 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lion Investments Limited
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)       /*/
          (b)       / /
----------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    / /
----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
----------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 850,000
     BENEFICIALLY        ---------------------------------------
       OWNED BY          8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  850,000
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     850,000
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                 / /
----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.9%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 45810N10                           Page 4 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Eugene M. Weber
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)/*/
               (b)/ /
----------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                    / /
----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 10,000
     BENEFICIALLY        ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  10,000
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,000
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                      / /
----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.05%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 45810N10                           Page 5 of 10 Pages

----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Morris Cheston III
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)       /*/
          (b)       / /
----------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                         / /
----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER
        SHARES                5,000
     BENEFICIALLY        ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  5,000
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,000
----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                            / /
----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.03%
----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE,
                    AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 45810N10                           Page 6 of 10 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of common stock (the "Securities") of Integramed America, Inc. ("INMD"). The principal executive office of INMD is located at One Manhattanville Road, Purchase, NY 10577.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)  London Merchant Securities plc ("LMS"); Lion Investments
Limited ("Lion"); Eugene M. Weber ("Weber"); and Morris Cheston III
("Cheston").

(b) The business address of LMS and Lion is 33 Robert Adam Street, London WIM 5AH, United Kingdom. The business address of Weber and Cheston is 50 California Street, Suite 3200, San Francisco, CA
94111.

(c) Weber is the president and sole shareholder of Bluewater Capital Management, Inc., a California corporation ("Bluewater, Inc."), and the managing member of Bluewater Investments LLC, a California limited liability company ("Bluewater LLC"). Cheston is an employee of Bluewater, Inc.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LMS and Lion are limited companies organized under the laws of England and Wales. Weber and Cheston are citizens of the United
States.

                              SCHEDULE 13D

CUSIP No. 45810N10                           Page 7 of 10 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Securities were as follows:

Purchaser      Source of Funds                    Amount

LMS            Working Capital*              $1,171,875.00
Lion           Working Capital               $1,171,875.00
Weber          Personal Funds                $   15,000.00
Cheston        Personal Funds                $    7,500.00

     *    Includes funds of Lion invested in Securities.

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of securities is investment. The persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving INMD or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of INMD or of any of its subsidiaries;

(c) Any change in the present board of directors or management of INMD, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of INMD;

(e) Any other material change in INMD's business or corporate structure;

(f) Changes in INMD's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of INMD by any person;

(g) Causing a class of securities of INMD to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of INMD becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)  Any action similar to any of those enumerated above.

                              SCHEDULE 13D

CUSIP No. 45810N10                           Page 8 of 10 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Securities of the persons named in
Item 2 of this statement is as follows at the date hereof:

               Aggregate
              Beneficially
                Owned         Voting Power   Dispositive Power
Name      Number    Percent   Sole  Shared   Sole    Shared

LMS        850,000   4.9%     -0-  850,000   -0-     850,000
Lion       850,000   4.9%     -0-  850,000   -0-     850,000
Weber      10,000   0.05%   10,000   -0-    10,000      -0-
Cheston     5,000   0.03%    5,000   -0-     5,000      -0-

The persons filing this statement effected the following transactions in the Securities on the dates indicated, and such transactions are the only transactions in the Securities since June 16, 1997, by the persons filing this statement:

        Purchase               Number        Price
Name    or Sale     Date      of Shares    Per Share

Lion      P         8/15      1,000,000      $1.50
Weber     P         8/15         10,000      $1.50
Cheston   P         8/15          5,000      $1.50
Lion      S         8/25        150,000      $2.1875

All transactions were executed through Nasdaq.

                              SCHEDULE 13D

CUSIP No. 45810N10                           Page 9 of 10 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Lion is a wholly owned subsidiary of LMS, which is publicly listed in the United Kingdom. Pursuant to its consultancy agreement (the "Agreement") with Lion, Bluewater LLC provides investment advice to Lion. Under the Agreement, Bluewater LLC has no authority to invest Lion's funds or to vote or dispose of securities purchased with such funds. The Agreement may be terminated by either party on notice as provided in the Agreement and provides for Lion to pay to Bluewater LLC monthly consulting fees and, if certain conditions are met, additional fees based on realized and unrealized gains and losses attributed to Bluewater LLC's investment advice to Lion.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    August 19, 1997

London Merchant Securities plc

By:  /s/ Robert A. Rayne
     Robert A. Rayne
     Director


Lion Investments Limited

By:  /s/ Robert A. Rayne
     Robert A. Rayne
     Director


/s/Eugene M. Weber
Eugene M. Weber


/s/ Morris Cheston III
Morris Cheston III

                              SCHEDULE 13D

CUSIP No. 45810N10                           Page 10 of 10 Pages

                                                       EXHIBIT A
               AGREEMENT REGARDING JOINT FILING
               OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of Integramed America, Inc. For that purpose, the undersigned hereby constitute and appoint London Merchant Securities plc, a limited company organized under the laws of England and Wales, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    August 19, 1997

London Merchant Securities plc

By:  /s/ Robert A. Rayne
     Robert A. Rayne
     Director


Lion Investments Limited

By:  /s/ Robert A. Rayne
     Robert A. Rayne
     Director


/s/Eugene M. Weber
Eugene M. Weber


/s/ Morris Cheston III
Morris Cheston III

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